No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF February 2005

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On February 10, 2005, Honda Philippines, Inc., Honda’s motorcycle production and sales and power product sales subsidiary in the Philippines, commemorated the cumulative production of 1 million motorcycles. (Ref. #C05-011)

Exhibit 2:

On February 14, 2005, Honda Motor Co., Ltd. announced that it released two new sport bikes, the XR50 Motard and the XR100 Motard. (Ref. #M05-010)

Exhibit 3:

On February 17, 2005, Honda Motor Co., Ltd. announced the import of a new push lawn mower, the HRX537, manufactured by Honda Power Equipment Mfg., Inc., Honda’s power products manufacturing base in America. (Ref. #P05-001)

Exhibit 4:

On February 18, 2005, Honda Motor Co., Ltd. announced minor changes to its large-displacement CB1300 SUPER FOUR road sport bike, which comes with a powerful, water-cooled, 4-stroke, DOHC in-line 4-cylinder 1300cc engine. (Ref. #M05-011)

Exhibit 5:

On February 24, 2005, Honda Motor Co., Ltd. announced production, domestic sales, and export results for the month of January 2005. (Ref. #C05-021)

Exhibit 6:

On February 25, 2005, Honda announced a new corporate management system to further enhance the effective management and governance of its expanding global business operations.

Exhibit 7:

On February 26, 2005, Honda Motor Co., Ltd., announced its plans to participate in 2005 motorsports in three dimensions: participation in Japanese and international races; fostering talent for the future; and the promotion of motorsports. (Ref. #R05-003)

Exhibit 8:

On February 28, 2005, Guangzhou Honda Automobile Co., Ltd., Honda’s automobile production and sales joint venture in China held a line-off ceremony marking the start of production of the next generation Odyssey. (Ref. #C05-023)

Exhibit 9:

English summary of Honda Report to Stockholders, No.124 which was prepared full in Japanese and mailed to stockholders of Honda Common Stock in Japan in February 2005.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD )
/s/ Satoshi Aoki
Satoshi Aoki
Senior Managing and
Representative Director

Date: March 18, 2005

Ref.#C05-011

Honda Philippines Motorcycle Production Reaches One Million Milestone;

New Plant Being Constructed to Meet Growing Market Needs

Metropolitan Manila, February 10, 2005—Honda Philippines, Inc., Honda’s motorcycle production and sales and power product sales subsidiary in the Philippines, today commemorated the cumulative production of 1 million motorcycles. In addition, the company announced a plan to relocate its production operations to a new plant with improved efficiency and expanded production capacity in response to the rapid growth of the Philippines motorcycle market.

Honda began motorcycle production in the Philippines in 1973 with establishment of a joint venture, Mariwasa-Honda, Inc. In 1983, Honda assumed majority control and changed the company name to Honda Philippines, Inc. In 2004, the company reached annual production of 200,000 units, a 52% increase compared to 2003, with the cumulative production milestone of 1 million units achieved earlier this month.

The new 42,000 m2 plant will be located on a 200,000 m2 lot in Santo Tomas City, Batangas Province, 60 km south of the existing plant. The initial annual production capacity of the new plant will be 500,000 units; however, with expansion of the building, capacity can be flexibly expanded up to 1 million units. The total investment for the new plant is 1.3 billion pesos (approximately 2.5 billion yen). Construction is expected to begin in March 2005, with the plant to become operational in January 2006.

An environmentally friendly layout will be employed for the new plant. Synchronization of each production process will lead to reduced inventory requirements and improved efficiency of production and logistics is expected to be achieved while using existing equipment.

The motorcycle market in the Philippines grew rapidly in 2004, reaching 475,000 units, a 53% increase from 2003. The market is expected to grow further in 2005, up to 600,000 units. Key products of Honda Philippines, Inc. include the XRM and Wave Alpha. Total sales reached approximately 204,000 units in 2004, a 56% increase from 2003.

Honda Philippines, Inc.

Established:	December 1983
Start of Production:	December 1983
Location:	Metropolitan Manila, Philippines
Capital Investment:	640,860,000 pesos
Capitalization Ratio:	99.61% Honda Motor Co., Ltd.
Representative:	Yasuhiro Oyama, President
Business:	Production and sales of motorcycles, sales of power products
Employment:	Approx. 530 associates (as of January 2005)
Annual Capacity:	300,000 units (as of January 2005)
Production Models:	XRM(110cc), Wave Alpha(100cc), TMX155(155cc), XR200(200cc) and other products

This release are available at the following URL:

http://www.honda.co.jp/PR/    (This site is intended exclusively for the use of journalists.)

ref. #M05-010

Honda Announces the Debut of the XR50 Motard and

XR100 Motard Sport Bikes

February 14, 2005—Honda Motor Co., Ltd. has announced that it will release two new sport bikes, to go on sale Friday, February 25. The XR50 Motard, equipped with an air-cooled, 4-stroke, OHC single-cylinder 50cc engine, is an ideal introductory model that is fun and easy to drive, while the XR100 Motard comes with a 100cc engine powerful enough to accommodate two riders.

The XR50 Motard and XR100 Motard are equipped with the same air-cooled, 4-stroke, OHC single-cylinder engines that were made popular in the Ape*1 and Ape 100, with some changes to the intake and exhaust settings. They also come with the popular 5-speed return transmission that allows the rider to experience the fun of changing gears.

Disc brakes on the front and rear provide outstanding braking control, while front and rear aluminum cast wheels ensure nimble driving performance.

Styling includes a tank shroud and front meter visors, up-type muffler, and two-tone seat, to convey the image of a genuine Super Motard*2 machine.

In addition to its powerful engine, the XR100 Motard also comes with pillion steps, seat band, and muffler protector, making it easy for two to ride at once.

XR100 Motard

• Annual sales target (Japan) 10,000 units (series total)

• Manufacturer’s suggested retail price
XR50 Motard ¥252,000 (¥240,000 before consumption tax)
XR100 Motard ¥304,500 (¥290,000 before consumption tax)

*	Prices are for reference only and do not include insurance, taxes (except consumption tax), registration, or other fees.

Publicity photographs and materials for the XR50 Motard and XR100 Motard are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Two body colors are available: dynamic Extreme Red—the same color that is used in Honda’s CRF Series motocross racing bikes; and intrepid Black.

*1	The Ape was the first model released by the N Project in February 2001. ‘N Project’, short for ‘New Project’, is aimed at developing appealing products that fit youthful lifestyles.
*2	Super Motard is a form of speed racing that has become popular in Europe in recent years, in which off-road motorcycles equipped with light wheels and on-road tires compete on a combination of paved and dirt surfaces.

=XR50 Motard and XR100 Motard—Main Features=

•	Engine and 5-speed return transmission that are easy to use even for beginners

The XR50 Motard and the XR100 Motard are equipped with the same compact, air-cooled, 4-stroke, OHC single-cylinder engines made popular in the Ape and Ape 100, designed with city driving performance in mind. Changes to the intake and exhaust settings in the engines result in responsive low- to mid-range performance with nimble controllability.

The 5-speed return transmission, also made popular in the Ape series, delivers the fun of gear changing and allows the rider to select the optimum gear for the driving conditions.

•	Popular diamond frame combined with newly designed rear swing arm

For the frame as well, the XR50 Motard and XR100 Motard employ the diamond-type pipe frame made popular in the Ape series. The newly designed rear swing arm is 40mm longer than the one used in the Ape series, for improved straight-line stability.

•	Running gear combines nimble driving with stable braking

The running gear features lightweight, 6-spoke aluminum cast wheels and hydraulic disc brakes front and rear, to achieve nimble driving performance combined with stable braking.

•	Super Motard image and styling

The design is patterned after the image of a genuine Super Motard racing machine, with approachable, compact styling. The bike’s tank shroud, V-shaped front meter visors, up-type muffler, and two-tone seat impart the same Super Motard image as the XR250 Motard. The slim fuel tank has been newly designed to achieve an easy-to-straddle riding position.

The XR100 Motard has been designed for two, with pillion steps and a seat band to accommodate a second rider. A muffler protector has also been added to protect the passenger from the muffler’s heat.

•	Two colors available, for two totally different looks

The XR50 Motard and the XR100 Motard are available in two different color schemes. The Extreme Red scheme, inspired by the CRF series, features Extreme Red on the front and rear fenders, the seat side, and the tank shroud, highlighted with White on meter visors and side covers. The Black scheme creates an intrepid image, with Black employed everywhere except on the seat surface.

•	Equipment and options for greater ease of use

•	Hook-type locking helmet holder on left side of bike

•	Approx. 0.35l locking document compartment inside left-side side protector

Specifications

Model Name		XR50 Motard	XR100 Motard
Model Type		Honda BA-AD14	Honda BC-HD13
L x W x H	(m)	1.785×0.765×1.000	1.820×0.765×1.000
Wheelbase	(m)	1.235	1.240
Ground Clearance	(m)	0.175
Seat Height	(m)	0.750
Vehicle Weight	(kg)	83	86
Dry Weight	(kg)	79	82
Number of Riders		1	2
Turning Radius	(m)	2.1
Engine Type		AC16E air cooled 4-stroke OHC single cylinder	HC07E air cooled 4-stroke OHC single cylinder
Displacement	(cm3)	49	99
Bore x Stroke	(mm)	42.0×35.6	53.0×45.0
Compression Ratio		9.2	9.4
Maximum Power	(kW[PS]/rpm)	2.4[3.3]/8,000	4.8[6.5]/8,000
Maximum Torque	(N•m[kg•m]/rpm)	3.2[0.33]/5,000	6.6[0.67]/6,000
Fuel Consumption	(km/l)	86.0(testing at 30km/h)	53.2(testing at 60km/h)
Carburetor Type		PB3NB	PB5QB
Starting		Primary kick
Ignition		CDI-type magneto
Lubrication		Force-feed and splash
Fuel Tank Capacity	(l)	5.7
Clutch		Wet multi-plate with coil spring
Transmission		Constant-mesh, 5-speed return
Gear Ratios	1 2 3 4 5	3.083 1.882 1.400 1.130 0.960 0.923
Reduction (Primary/Final)		4.437/3.285	4.437/2.200
Caster Angle (degrees) /Trail (mm)		28°30´/90
Tire Size	Front Rear	120/80-12 65J 120/80-12 65J
Braking System	Front Rear	Hydraulic disc Hydraulic disc
Suspension	Front Rear	Telescopic Swing arm
Frame		Diamond

ref. #P05-001

Honda Releases New HRX537 Push Lawnmower

February 17, 2005—Honda Motor Co., Ltd. has announced the import of a new push lawnmower, the HRX537, manufactured by Honda Power Equipment Mfg., Inc. (North Carolina, USA; President: Yoshihiko Toyozumi), Honda’s power products manufacturing base in America. The new mower goes on sale February 17 at authorized Honda power products dealers throughout Japan.

The HRX537 is the first push lawnmower in Japan1 to offer four functions all in one: storage of grass clippings in a grass bag; rear discharge of grass clippings; mulching, in which grass clippings are finely chopped and returned to the lawn surface; and a leaf shredder, which cuts up fallen leaves. The mower is also equipped with a blade brake clutch, which stops the cutting blades without stopping the engine when the operator releases the cutting-blade lever, for operation that is both safe and convenient.

The HRX537 was released in North America as the HRX217 in March 2004. With total sales in the North American region of approximately 63,000 units1, it has fast become a popular favorite for its functionality and ease of operation. Its engine, the GCV190, is a Honda e-SPEC engine that delivers world-leading environmental performance, clearing U.S. EPA (Environmental Protection Agency) Phase 2 regulations, while featuring an impressive output of 6.5 horsepower—the highest in its class2.

[1]	According to Honda survey
[2]	According to Honda survey, motorized push lawnmower class

HRX537 American-made push lawnmower

• Annual sales target(Japan) 550 units

• Manufacturer’s suggested retail price
HRX537 ¥157,500 (¥150,000 before consumption tax)

•	Main Features

•	Easy operation

•	Japan’s first[1] lawnmower to combine four functions in one:

1) During basic operation, grass clippings are collected in the grass bag.

2) Discharge: Grass clippings are discharged out the back of the mower.

3) Mulching2: Grass clippings are finely chopped and returned to the lawn surface.

4) Leaf shredder: Cuts up fallen leaves.

The operator can easily switch between the above four operating modes simply by using the clip director lever located on the mower to adjust the volume of clippings collected and removing the grass bag from its rear-mount position.

•	The clip director lever can be adjusted to select bagging, mulching, or a combination of the two. This allows the operator to select the ratio of clippings to be bagged as the job requires, without the need for any bothersome attachments or blade changes.

•	A high-strength plastic deck makes operation light and smooth.

•	Twin cutting blades come as standard equipment, to deliver a superior cut and bagging performance at the top of its class[3] (38%[4] more clippings than the current model).

•	The HST (Hydrostatic Transmission)[5] allows the mower’s forward speed to be adjusted to suit mowing conditions.

•	Seven cutting heights are available, from approx. 19mm to 100mm.

•	Safety and convenience system

•	The mower is equipped with a blade brake clutch (blade stop mechanism), which allows the operator to stop the blades without shutting off the engine, simply by releasing the cutting blade lever. The engine does not need to be stopped and restarted every time the grass bag is emptied.

•	Outstanding economy and environmental performance

•	The GCV190 Honda e-SPEC engine’s environmental performance clears the requirements of both U.S. EPA (Environmental Protection Agency) Phase 2 regulations and CARB (California Air Resources Board) Tier II regulations—the toughest in the world.

[1]	According to Honda survey
[2]	Mulching is more appropriate for some lawn types than others
[3]	According to Honda survey, motorized push lawnmower class
[4]	According to Honda survey. Model compared: HRB216
[5]	Hydraulic continuously variable transmission

Specifications

Model	HRX537
Length x Width x Height (mm)	1,825×585×1,115
Dry Weight (kg)	42.1
Fitted Weight (kg)	43.6
Engine	Air-cooled 4-stroke, single-cylinder OHC, vertical
Displacement(cm3)	187
Output/Engine Speed [kW(PS)/rpm]	4.8(6.5)/3600
Fuel	Automotive-grade unleaded gasoline
Fuel Tank Capacity (l)	1.1
Ignition System	Transistorized magneto
Starter Type	Recoil
Transmission	Hydraulic, continuously variable
Speed(m/s)	0~1.75
Mowing Width(mm)	530
Mowing Height Range(mm)	Approx. 19 to 100(7 settings)
Grass Bag Capacity (l)	88
Blade Brake System	Blade brake clutch

Publicity materials for the HRX537 are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

ref. #M05-011

Honda Announces Minor Changes for the Large-Displacement

CB1300 SUPER FOUR Road Sport Bike and the Addition of the New

CB1300 SUPER BOL D’OR with Half Cowl

February 18, 2005—Honda Motor Co., Ltd. has announced minor changes to its large-displacement CB1300 SUPER FOUR road sport bike, which comes with a powerful, water-cooled, 4-stroke, DOHC in-line 4-cylinder 1300cc engine. At the same time, a new Type will also make its debut: the CB1300 SUPER BOL D’OR, fitted with a half cowl. Both models will go on sale Monday, February 28th. Further, two additional types, the CB1300 SUPER FOUR<ABS> and the CB1300 SUPER BOL D’OR<ABS>, fitted with ABS (anti-lock braking system) for an increased sense of security while braking, go on sale Wednesday, March 23rd.

The new CB1300 SUPER FOUR features newly formed side covers that save 10mm on each side to make the bike 20mm slimmer, so it is easier for the driver’s feet to reach the ground. The engine’s ignition timing and PGM-FI settings were also adjusted for improved low-speed throttle response. In addition, different patterns employed on the front and rear seat covers make it easier for the driver to move around, while providing superior grip for the passenger, for improved riding comfort and a quality feel.

The new addition to the lineup, the CB1300 SUPER BOL D’OR, features a newly designed half cowl on a CB1300 SUPER FOUR base. The half cowl alleviates wind pressure and improves ride stability during high-speed driving. It features a rectangular multi-reflector headlight and tinted windscreen. Inside the cowl are two approx. 1-liter storage compartments, one on each side. These added features will be especially welcome on long drives now that Japan has eased its restrictions on doubling up for freeway riding.

CB1300 SUPER FOU	CB1300 SUPER BOL D’OR

• Annual sales target (series total, Japan): 2,700 units

• Manufacturer’s suggested retail price:

CB1300 SUPER FOUR ¥1,050,000 (¥1,000,000 before consumption tax)
CB1300 SUPER FOUR<ABS> ¥1,123,500 (¥1,070,000 before consumption tax)
CB1300 SUPER BOL D’OR ¥1,155,000 (¥1,100,000 before consumption tax)
CB1300 SUPER BOL D’OR<ABS> ¥1,228,500 (¥1,170,000 before consumption tax)

*	Prices (recycling fee included) are for reference only and do not include insurance, taxes (except consumption tax) registration, or other fees.

The CB1300 SUPER FOUR evolved from the CB1000 SUPER FOUR designed under the ‘Project Big-1’ concept* that made its debut in November 1992. Engine displacement was boosted to 1300cc in March 1998 when the bike underwent a full model change. A second full model change was announced in January 2003. The CB1300 is currently popular among a broad range of customers, centered around riders in their thirties.

*	The concept involved using a water-cooled, DOHC, 4-valve, in-line 4-cylinder engine that would deliver a blend of powerful performance and a high degree of operability, to help bring the thrill of the drive to life.

=Main Features=

•	1,284cm3 engine with improved low-speed throttle response

The engine is a 1,284cm3 water-cooled, DOHC, in-line four with powerful output characteristics. The ignition timing and PGM-FI settings have been adjusted for improved low-speed throttle response.

•	Newly formed side covers make it easier than ever for the driver’s feet to reach the ground

The side covers retain their design while adopting a smoother shape, making the bike a total of 20mm slimmer so it is easier for the driver’s feet to reach the ground.

•	The CB1300 SUPER BOL D’OR—fitted for long-distance riding

The CB1300 SUPER BOL D’OR is fitted with a newly designed half cowl that features two approx. 1-liter storage compartments, one on each side. The left-side compartment is lockable, while the right-side compartment is equipped with a ticket holder for superior convenience at freeway tollbooths, making it well suited for touring and other long-distance riding.

•	Blue self-illuminating gauges for a luxury feel and superior readability

As with the previous model, the instrument panel features a twin analog speedometer and tachometer display. The new model, though, features vivid blue self-illuminating dials, which create a luxury feel and provide improved readability. Also, located under the indicator lamps in the middle of the gauges is an LCD panel that displays all the information needed for everyday touring, including an odometer, total trip-meter, count-down trip-meter, today’s distance traveled, engine coolant temperature, stopwatch, ambient temperature, and date and time settings.

•	ABS Type delivers superior vehicle control and braking performance

On the newly available ABS models, an ECU with self-diagnostic function employs information from speed sensors mounted on the front and rear wheels to continuously monitor tire lock. When it detects tire lock due to excessive braking or a sudden change in road surface, it immediately decreases, maintains, or increases brake hydraulic pressure to avoid tire lock and maintain vehicle control and braking performance. This promotes smooth, effective braking control and an increased sense of security while braking.

•	Body colors

•	The CB1300 SUPER FOUR is available in two color schemes: Pearl Fadeless White & Candy Arcadian Red; and Candy Tahitian Blue.

•	The CB1300 SUPER BOL D’OR is available in two color schemes: Pearl Fadeless White & Candy Arcadian Red; and Darkness Black Metallic & Heavy Gray Metallic.

•	The CB1300 SUPER FOUR<ABS> is available in one color scheme: Pearl Fadeless White & Candy Arcadian Red.

•	The CB1300 SUPER BOL D’OR<ABS> is available in one color scheme: Pearl Fadeless White & Candy Arcadian Red.

•	Equipment and options for greater ease of use

•	A large under-seat compartment with a capacity of approx. 12 liters (approx. 11 liters on ABS Type) is convenient for storing a U-lock, rainwear, gloves, maps, and other items.

•	An HISS (Honda Ignition Security System), available as standard equipment, offers effective anti-theft protection.

Publicity photographs and materials for the The CB1300 SUPER FOUR and the CB1300 SUPER BOL D’ORare available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Specifications

Model Name		CB1300 SUPER FOUR	CB1300 SUPER BOL D’OR
Model Type		Honda BC-SC54
L x W x H	(m)	2.220×0.790×1.120	2.220×0.790×1.215
Wheelbase	(m)	1.515
Ground Clearance	(m)	0.135
Seat Height	(m)	0.790
Vehicle Weight	(kg)	254[260]	260[266]
Dry Weight	(kg)	226[232]	232[238]
Number of Riders		2
Fuel Consumption	(km/l)	25.0 (testing at 60km/h)
Turning Radius	(m)	2.7
Engine Type		SC54E•liquid cooled 4-stroke DOHC 4-valve in-line-4
Displacement	(cm3)	1,284
Bore x Stroke	(mm)	78.0×67.2
Compression Ratio		9.6
Maximum Power	(kW[PS]/rpm)	74[100]/7,000
Maximum Torque	(N•m[kg•m]/rpm)	117[11.9]/5,500
Carburetor Type		PGM-FI electronic fuel injection
Starter		Electric self-starter
Ignition		Fully transistorized, battery powered
Lubrication		Force-feed and splash
Fuel Tank Capacity	(l)	21
Clutch		Wet, multiplate with coil springs
Transmission		Constant mesh, 5-speed return
Gear Ratios	1 2 3 4 5	3.083 2.062 1.545 1.272 1.130
Reduction (Primary/Final)		1.652/2.166
Caster Angle (degrees) /Trail (mm)		25°00´/99
Tire Size	Front Rear	120/70ZR 17M/C (58W) 180/55ZR 17M/C (73W)
Braking System	Front Rear	Dual hydraulic disc [front/rearABS] Hydraulic disc [front/rearABS]
Suspension	Front Rear	Telescopic Unit swing arm
Frame		Double cradle
[ ]	indicate specifications for ABS model

Ref.#C05-021

Honda Achieves Global Production Record for January

February 24, 2005 – Honda Motor Co., Ltd. today announced production, domestic sales, and export results for the month of January 2005. Honda established a new record for global auto production for the month, as domestic production showed a substantial increase, while Asia and overseas production hit all-time January records.

Domestic production in January increased 16.6% compared to the same month a year ago due primarily to the production of new models that are popular in North America and Europe. Overseas production increased 9.6% compared to the same month a year ago, exceeding the previous year’s record for the 12th consecutive month. Growth of production in Asia, especially China, continues to be a key contributor to the growth in overseas production. For the month, Honda achieved all-time records for Asia production, overseas production, and worldwide production.

Domestic sales for the month of January fell 18.3% compared to the same month a year ago. The decline was due primarily to stabilizing demand for the all-new Life, which debuted in September 2003, and the all-new Odyssey, introduced in November 2003. The Honda Fit was Honda’s best-selling car for the month and the industry’s third best-selling model for the month on sales of 7,797 units. The Life and Odyssey, with sales of 6,688 and 5,379 units, respectively, were Honda’s second and third best-selling models.

Total exports in January increased 14.6% compared to the same month a year ago. Strong sales in North America of the all-new Acura RL and the new Accord Hybrid, introduced in December 2004, and continued strong sales of Accord Diesel in Europe contributed to the overall increase in exports. Overall exports exceeded the total from the same month a year ago in each of the past five consecutive months.

PRODUCTION, SALES, EXPORTS (January 2005)

PRODUCTION

	January
	Units	vs.1/04
Domestic (CBU+CKD)	106,029	+16.6%
Overseas (CBU only)	164,409	+9.6%

Worldwide Total	270,438	+12.3%

REGIONAL PRODUCTION

	January
	Units	vs.1/04
North America	107,333	+6.9%
(USA only)	73,149	+10.6%
Europe	15,905	-8.9%
Asia	35,709	+32.2%
Others	5,462	+7.0%

Regional Total	164,409	+9.6%

SALES

	January
Vehicle type	Units	vs.1/04
Passenger Cars & Light Trucks	26,374	-20.2%
(Imports)	406	-43.6%
Mini Vehicles	14,670	-14.4%

Honda Brand TTL	41,044	-18.3%

EXPORTS

	January
	Units	vs.1/04
North America	23,190	+11.5%
(USA only)	21,326	+10.3%
Europe	13,815	+11.6%
Asia	1,945	+134.3%
Others	9,319	+14.9%

Total	48,269	+14.6%

For further information, please contact:

Shigeki Endo

Tatsuya David Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

February 25, 2005

Honda Announces New Corporate Management System

Honda today announced a new corporate management system to further enhance the effective management and governance of its expanding global business operations. Under the new management system, Honda is creating the new position of Operating Officer to focus exclusively on business operations “at the spot” to strengthen Honda’s competitiveness and uniqueness, while the Board of Directors will focus more on supervising the company’s important global business issues and strategies. Through this new system, Honda will accelerate efforts throughout its global operations to exceed customer expectations in each region.

The key changes are as follows:

“Operating Officer” Position:

The Operating Officer is a newly created non-board Executive Officer position. The Operating Officers will have a more autonomous authority and responsibility to execute business strategies in their areas of responsibility. As a non-board Executive Officer, the Operating Officer will be assigned by the Board of Directors for the term of 1 year. After the General Shareholders meeting in June, certain members of the current Board of Directors and new appointees will be assigned to the Operating Officer positions by the Board of Directors.

Board of Directors Organization:

The Board of Directors will primarily consist of Representative Directors (President, Executive Vice President, Senior Managing Director) and Chief Operating Officers for regional and other core business operations, who together are responsible for executing the company’s total corporate strategies, as well as business strategies in their specific areas of responsibility, while also supervising global management of the company. To enhance the objective supervision of the management of the company, two outside directors (increased from the current one outside director) will be assigned at the shareholder meeting. Reduced from the current total of 36 members, the new 21-member Board of Directors can more effectively convene, review and make necessary decisions on the important business issues in a timely manner. Further, the Assets and Loan Management Committee, which was established in 2003, and complements the Board of Directors’ decision-making for time-sensitive investment issues, will be dissolved after the new Board becomes effective.

Regional Operating Officers:

Since 2001, the Regional Operating Officers and the Functional Operating Officers have been assigned to support the Board of Directors in executing business strategies at regional operations and in major production facilities. Under the new management system, these assignments will be continued under the unified title of the Regional Operating Officer.

The Current management system	The new management system (in June)

36 members Board of Directors	21 members Board of Directors

1 President 1 Executive Vice President 5 Senior Managing Directors (All are Representative Directors) 11 Managing Directors 18 Directors (including 1 outside director)	1 President 1 Executive Vice President 8 Senior Managing Directors (All are Representative Directors) 5 Managing Directors 6 Directors (including 2 outside directors)

21 Operating Officers 5 Managing Officers 16 Operating Officers

5 Corporate Auditors (including 3 outside auditors) Regional Operating Officers Functional Operating Officers	6 Corporate Auditors (including 3 outside auditors) Regional Operating Officers

2005 Honda Motorsports Highlights

Ref.#R05-003

February 26, 2005—Honda Motor Co., Ltd. has announced its plans to participate in 2005 motorsports in three dimensions: participation in Japanese and international races; fostering talent for the future; and the promotion of motorsports.

Honda’s spirit of challenge is rooted in its motorsports activities. Honda is constantly taking new initiatives, implementing new technology, and aspiring to new levels of quality in its bid to reach the pinnacle of racing and create greater satisfaction for its customers everywhere.

Honda’s Motorsports Participation: Outline

1. Motorsports Strategy

Honda’s entry into the field of motorsports was undertaken to share dreams with its customers, to provide global challenges and help cultivate young engineering talent, and to strengthen brand loyalty.

In motorcycle racing Honda will be aiming to capture the rider’s title in the MotoGP class—the world championship of motorcycle racing—as well as retaining its manufacturer’s title. Honda will continue to aim for the championship in each category.

In automobile racing, Honda made great strides last season in Formula One championship competition, rising to second place in the constructors’ ranking. This season Honda is making a new capital investment in B•A•R , further unifying the team financially as well as technically.

In its third season of participation in the IndyCar Series, Honda will supply Honda V8 HI5R engines for ten machines and four teams in a bid to repeat last year’s capture of the triple crown title. In the Super GT (formerly the All-Japan GT Championship Series) Honda will be shooting for double titles for team and driver with the Honda NSX-GT Project.

2. Developing New Talent to reach the Podium at World-class Events

To foster new drivers and riders who will view for the podium at prestigious events around the world, Honda is working with Suzuka Circuitland and Twin Ring Motegi to implement a variety of long-term support activities.

In motorcycle racing, Honda has selected Yuki Takahashi—last year’s Japanese GP250 class champion—as the second recipient of the Honda Racing Scholarship, established last year to foster young Japanese riders, to race in the 250cc class of the FIM Road Race Championship Series.

In auto racing, the Suzuka Racing School (SRS-J, SRS-K, SRS-F) has produced numerous drivers competing both in Japan and abroad, including Formula One driver Takuma Sato and IRL driver Kosuke Matsuura. Honda is also working to provide an environment that helps foster new talent in each category through a variety of schools, races, Formula Dream, F3, and other ongoing programs.

3. Expanding the Popularity of Motor Sports

Honda is working closely with the Suzuka and Motegi circuits to present world top-level racing events and provide more venues and opportunities to watch, participate in, and enjoy motorsports. Enjoy Honda will be held this year on April 16th and 17th at Suzuka Circuit and on July 23rd and 24th at Twin Ring Motegi, while Honda Racing Thanks Day will be held on November 23rd at Twin Ring Motegi, aimed at motorsports fans. Also continuing from last year is the Verno Exciting Cup Integra One-make Race, along with various participatory events and a broad range of ‘concept meetings’ held throughout Japan.

•	Summary of Plans for Motorcycle Racing

Road Races

FIM 2005 Road Race Championship Series

In the MotoGP class of the FIM 2004 Road Race Championship Series, Honda plans to race seven 2005 model Honda RC211Vs, with the hope of capturing a double title in both the rider’s and the manufacturer’s categories. The Honda RC211V has undergone further refinements as it enters its fourth season of racing. In the 250cc class Honda will field six bikes and three teams, and has nominated Yuki Takahashi—last year’s Japanese GP250 class champion—as the second recipient of the Honda Racing Scholarship, established last year.

MotoGP Class

Team	Rider
Repsol Honda Team	#3 Max Biaggi (Italy)

#69 Nicky Hayden (USA)

Team Movistar Honda MotoGP	#15 Sete Gibernau (Spain)

#33 Marco Melandri (Italy)

Camel Honda	#4 Alex Barros (Brazil)

#12 Troy Bayliss (Australia)

Konica Minolta Honda Team	#6 Makoto Tamada (Japan)

250cc Class

Team	Rider
Team Telefonica Movistar Honda 250cc	#1 Daniel Pedrosa (Spain)

#73 Hiroshi Aoyama (Japan)

Team Scot	#34 Andrea Dovizioso (Italy)

#55 Yuki Takahashi (Japan)

Team Fortuna Honda	#80 Hector Barbera (Spain)

#48 Jorge Lorenzo (Spain)

2005 MFJ All-Japan Road Race Championship Series

Honda’s participation in this year’s All-Japan Road Race Championship Series, where it captured the series titles in four classes last year, will be centered on teams run by Honda dealerships and supported by Honda Motorcycle Japan and Honda Racing. The teams will be vying to recapture the series championships in their respective categories, running Honda CBR1000RR in the JSB1000 class, Honda CBR600RR in the ST600 class, Honda RS250R in the GP250 class, and Honda RS125R in the GP125 class.

*	Main Honda teams and their participating riders will be announced by Honda Motorcycle Japan.

FIM 2005 Supersport World Championship Series

In the Supersport World Championship series, four Honda CBR600RR machines supported by Honda Europe Motorcycle S.R.L. will be competing to retain the title.

Team	Rider
Winston Ten Kate Honda	#16 Sebastien Charpentier (France)

#21 Katsuaki Fujiwara (Japan)

Team Italia Megabike	#84 Michel Fabrizio (Italy)

#99 Fabien Foret (France)

2005 British Superbike Series

In the British Superbike (BSB) Series two Honda CBR1000RRW works machines based on the Honda CBR1000RR will be vying for the series championship.

Team	Rider
HM Plant Honda Racing Team	#2 Michael Rutter (UK)

#6 Ryuichi Kiyonari (Japan)

Motocross Races

FIM 2005 Motocross World Championship Series

In the Motocross World Championship Series, four Honda CRF450R machines will be competing for the series championship with the support of Honda Europe Motorcycle S.R.L.

MX1 class*1

Team	Rider
CAS Honda Racing	#5 Joshua Coppins (New Zealand)

#35 Jussi Vehvilainen (Finland)

Tiscali Honda Martin	#2 Michael Pichon (France)

#22 Javier Garcia Vico (Spain)

*1	Displacement limited to 250cc for 2-stroke engines and 450cc for 4-stroke engines

2005 MFJ All-Japan Motocross Championship Series

Honda will enter two Honda CRF450R 4-stroke machines in the All-Japan Motocross Championship Series IA1*2 class, and one Honda CRF250R 4-stroke machine in the IA2*3 class. Teams will be aiming for the championship in both classes.

Team	Rider
Team HRC IA1 class:	#6 Kenjiro Tsuji (Japan)

#7 Kazumasa Masuda (Japan)

IA2 class:	#34 Yoshihide Fukudome (Japan)

*2	Displacement limited to 250cc for 2-stroke engines and 450cc for 4-stroke engines
*3	Displacement limited to 125cc for 2-stroke engines and 250cc for 4-stroke engines
*	Main Honda teams and their participating riders will be announced by Honda Motorcycle Japan.

2005 AMA Supercross Series

In the AMA Supercross Series, American Honda Motor Co., Inc. will support three Honda CR250R and two Honda CRF450R machines competing in the 250cc class*4, and five Honda CRF250R machines competing in the 125cc class*5. Riders will be vying for the championships in both classes.

250cc class

Team	Rider
Honda Motocross Team	#2 Jeremy McGrath (USA)

#24 Ernesto Fonseca (Costa Rica)

#70 Travis Preston (USA)

Factory Connection/Amsoil/Chaparral Honda	#5 Mike LaRocco (USA)

#14 Kevin Windham (USA)

125cc class

Team	Rider

Honda Motocross Team	#51 Andrew Short (USA)

Factory Connection/Amsoil/Chaparral Honda	#35 Josh Grant (USA)

#42 Joaquim Rodrigues (Portugal)

#66 Tommy Hahn (USA)

#132 Billy Laninovich (USA)

*4	Displacement limited to 250cc for 2-stroke engines and 450cc for 4-stroke engines
*5	Displacement limited to 125cc for 2-stroke engines and 250cc for 4-stroke engines

Trial Races

FIM 2005 World Trials Championship Series

In last year’s world trials championships Honda captured both the rider’s and the manufacturer’s titles for the fifth year in a row, with a Japanese rider winning the series championship for the first time ever. This year Honda will race three Montesa COTA 4RTs equipped with a newly developed 4-stroke engine in a bid to win its sixth consecutive series title.

Team	Rider
Repsol Montesa - HRC	#1 Takahisa Fujinami (Japan)

#2 Dougie Lampkin (UK)

#5 Marc Freixa (Spain)

2005 MFJ All-Japan Trials Championship Series

Honda riders participating in this year’s All-Japan Trials Championship Series are supported by Honda Racing in cooperation with Honda Motorcycle Japan. Teams will be vying for the series championship, running Honda RTL250Fs equipped with a newly developed 4-stroke engine.

*	Main Honda teams and their participating riders will be announced by Honda Motorcycle Japan.

Mountain Bike Downhill Races

2005 UCI World Cup MTB Downhill / NORBA National Mountain Bike Series

Honda will race two Honda RN01 works machines in the UCI World Cup MTB Downhill, where Honda overcame its newcomer status last year to win its debut race, and in the NORBA National Mountain Bike Series, where Honda took last year’s series title. This year, Honda has its sights set on the UCI World Cup MTB Downhill series title.

Team	Rider
Team G Cross Honda	#9*6 Greg Minner (South Africa)

#11*6 Matti Lehikoinen (Finland)

*6	Entry numbers for the UCI World Cup MTB Downhill

2005 JCF*7 Japan Series / All-Japan Mountain Bike Championship

Honda will enter two RN01 works machines in the JCF Japan Series and the All-Japan Mountain Bike Championship, vying for the series title.

*7	JCF: Japan Cycling Federation

Team	Rider
Team G Cross Honda	#2 Ryo Uchijima (Japan)

#4 Naoki Idegawa (Japan)

•	Summary of Plans for Auto Racing

Formula One World Championship

Honda will continue to participate in Formula One competition this season, making a new capital investment in B•A•R and implementing a new organization aimed at making further strides toward winning the world championship. The new Honda RA005E engine has been significantly redesigned to give it the durability required to run 1,500km under the new ‘two grand prix, one engine’ regulations, while at the same time achieving further weight and size reductions. The chassis has been further integrated with the engine to obtain a lighter, more refined package.

The drivers are Jenson Button (UK), now in his third season with the team, and Takuma Sato (Japan), now in his second season with the team.

Team	Driver
Lucky Strike B•A•R Honda	Jenson Button (UK)

Takuma Sato (Japan)

Third driver:	Anthony Davidson (UK)

IRL IndyCar Series

Honda will continue its participation in the IndyCar Series, where it will defend the three titles (Drivers’ Championship, awarded to Tony Kanaan, Manufacturers’ Championship, and Rookie of the Year, awarded to Kosuke Matsuura) it won last year. Honda Performance Development, Inc.—a subsidiary of American Honda Co., Inc.—will be contributing ten Honda V8 HI5R engines as part of its technical partnership with Ilmor Engineering Inc.

Team	Driver
Andretti Green Racing	#7 Bryan Herta (USA)

#11 Tony Kanaan (Brazil)

#26 Dan Wheldon (UK)

#27 Dario Franchitti (Scotland)

Rahal Letterman Racing	#15 Buddy Rice (USA)

#16 Danica Patrick (USA)

#17 Vitor Meira (Brazil)

Delphi Fernandez Racing	#8 Scott Sharp (USA)

Super Aguri Fernandez Racing	#55 Kosuke Matsuura (Japan)

Dreyer & Reinbold Racing	#24 Roger Yasukawa (Japan)

Super GT

The Honda NSX-GT Project, in cooperation with M-TEC Co., Ltd. and Dome Co., Ltd. is fielding three teams and four cars. The V6, 3-liter, twin-turbo engine has been further refined and a chassis with superb cornering characteristics adopted in a bid to win a double title for both team and driver.

Team	Driver
Team Honda Racing	#8 Daisuke Ito (Japan) / Jonathan Cochet (France)

#18 Ryo Michigami (Japan) / Takashi Kogure (Japan)

Epson Nakajima Racing	#32 Tsugio Matsuda (Japan) / Andre Lotterer (Germany)

Team Kunimitsu	#100 Sebastien Philippe (France) / Jeremie Dufour (France)

All Japan Formula 3 Championship

Team	Driver
Team Honda M-TEC	#10 Hidenori Mutoh (Japan)

TODA RACING	#2 Yasuhiro Takasaki (Japan)

Ref.#C05-023

Guangzhou Honda Set to Launch Next Generation Odyssey in China

Guangzhou, February 28, 2005—Guangzhou Honda Automobile Co., Ltd., Honda’s automobile production and sales joint venture in China, today held a line-off ceremony marking the start of production of the next generation Odyssey, which will go on sale nationwide in China, March 13. The annual sales target for the all-new Odyssey is 20,000 units. Guangzhou Honda also commemorated the cumulative production of 500,000 units since it began production in 1999.

The all-new Odyssey is based on the popular model introduced in Japan in October 2003, with some modifications in accordance with road and usage conditions in China. Since the previous generation Odyssey was first introduced in April 2002, Guangzhou Honda has offered a new value to customers in China combining a great driving experience with the utility of a minivan. This is the first full model change for Odyssey by Guangzhou Honda.

This next generation Odyssey was developed under the concept of “Minivan Innovation” —focusing on three key areas; Fast – excellent driving comfort and handling achieved by lowering the center of gravity; Beautiful – a flowing and elegant form made possible by lower body height; and Spacious – increased interior height achieved by the lower floor. The all-new Odyssey was developed to establish a new benchmark for new generation minivans, integrating each of these three areas of innovations at a high level. The all-new Odyssey will propose a new style for those customers who are not satisfied with existing minivans or even with mid-to-high-end sedans. From commuting to leisure, it will appeal to all.

The price for the Odyssey EXI-S will be 254,800 R.M.B. Affordable pricing was achieved as a result of last year’s expansion of annual production capacity to 240,000 units and also through Honda’s cost reduction efforts, including increased local content.

• All-New Odyssey Pricing

EXI:	246,800 R.M.B.
EXI-S:	254,800 R.M.B.

• About Guangzhou Honda Automobile Co., Ltd.

Established:	July 1998
Capital Investment:	US$139,940,000
Capitalization Ratio:	40% Honda Motor Co., Ltd. 10% Honda Motor (China) Investment Co., Ltd. 50% Guangzhou Auto Group Corp.
Location:	Guangzhou City, China
Representative:	Sho Minekawa, President (Director, Honda Motor Co., Ltd.)
Employment:	Approximately 4,300 associates
Start of Production:	March 1999
Products:	Accord (2.0L, 2.4L, 3.0L V6), Odyssey, Fit Saloon (1.3L, 1.5L), Fit(1.3L, 1.5L)
Annual Capacity:	240,000 units

English summary of Honda Report to Stockholders No.124 (which was prepared in full in Japanese language and mailed to Stockholders of Honda Common Stock in Japan in February 2005)

1.	To our shareholders:

In September 2004, Honda of America Mfg. celebrated its first 25 years of manufacturing since motorcycles have been produced locally. Nowadays it produces 150,000 units of motorcycles, 680,000 units of automobiles and 1,160,000 units of engines annually to support the core part of our North American operation.

Also, in October 2004, we introduced the all-new Legend after an interval of 8 and a- half-years. With the world’s first Super Handling All-Wheel Drive System, “SH-AWD”, and other advanced technologies, we believe that accomplishment of evolution was made in the name of flagship sedan.

Though you can’t easily see where those operations related to productions or developments are carried out, all the size and importance of the achievement depends on each associate’s hardworking efforts.

Under the severe competitions between companies, it is important to enhance the dynamics of each field. This is why we stay active on the approach to be the world’s number one in customers’ joys.

As always, we look forward to your continued support.

February 2005

Takeo Fukui

President and CEO

2.	New trial of Honda of America Mfg. (HAM) that supports overseas expansion:

Under the concept of “Produce where the demand exists”, Honda actively localized its production around the world. And Honda of America Mfg. (HAM) has been taking an important role.

Following items were focused in this chapter:

-	To be independent from mother plants

-	Reexamine from drawings of manufacturing cars

-	How to hand down the challenging spirit

3.	Comprehensive strength which brand new “Legend” shows:

Honda introduced its most prestigious sedan “Legend” for the first time in eight and-a-half years. In this full model change, Honda has mounted world’s first Super Handling All-Wheel Drive system and other advanced technologies.

Following items were focused in this chapter:

-	“Legend” aimed for unique presence

-	Joy of driving generated from various kinds of advanced technologies

4.	Honda’s picture book

Accord hatchback:	Aiming the accordance of people and society, “Accord” was introduced in May 1976.

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5.	Honda Topics:

-	Announced new technologies for the next-generation ASIMO humanoid robot that makes possible to run at the speed of 3km/hour.

-	New and concept models were exhibited at the 2005 North American International Auto Show.

6.	Honda Motorsports Activities:

Honda announced the details of racing activities in calendar year 2005.

(Details are filed in Form 6K of February 2005)

7.	Introduction of new products:

CBR600RR:	Better performance and riding stability due to dramatic weight saving

Legend:	Won 2004-2005 Japan Car of the year prize and 2005 RJC Technology of the year

8.	Unaudited consolidated financial results for the fiscal third quarter ended December 31, 2004.

Honda announced its unaudited consolidated financial results for the fiscal third quarter ended December 31, 2004.

(Details are as filed in Form 6K of January 2005)

(end)

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